News Release

July 5, 2006	SVU: TSX-V
N.R. 2006-06

Spur Ventures Announces Management Changes

Vancouver, B.C.-Canada-Spur Ventures Inc. ("Spur", or the "Company", TSX Venture-SVU, NASDAQ OTC BB-SPVEF) is pleased to announce that, further to its press release dated June 19, 2006, the Company has implemented several management changes:

At the Company's Annual General Meeting, Messrs. David Cohen and Ian He did not stand for re-election as directors. The number of directors has accordingly been reduced from eight to six. In addition, Mr. He has retired as President of the Company, and Dr. Robert Rennie has been appointed President. Dr. Rennie is now Spur's President and Chief Executive Officer.

Mr. Zhai Jidong has agreed to become President of Spur China, a subsidiary in China to be incorporated by the Company in the near future. Mr. Zhai was formerly President of Qinhuangdao Huaying Phosphoric Acid Co. Ltd, a joint venture with Japan’s ITOCHU and Chief Economist of Sino Arab Chemical Fertilizers (SACF). Mr. Zhai is Vice Chairman of the China Phosphate Industry Association, Director of the China Sulphuric Acid Industry Association, and a Member of the Agriculture Committee of the International Fertilizer Industry Association. Mr. Zhai holds a B.Sc. degree from Tianjin Nankai University and a Masters degree in economics from Hebei University.

Mr. Dean stated "Spur is very grateful for the contributions made by Messrs. Cohen and He over the years. We wish them both well in their future endeavors."

Subject to TSX Venture Exchange approval, the Company also wishes to announce that it has granted options to each of the independent directors of the Company to purchase 75,000 common shares in the capital of the Company, and to Dr. Rennie to purchase 250,000 common shares. These options vest over a three-year period, and are exercisable at a price of $1.03 per share up until the date that is 5 years following the date of grant. The exercise price was set at the closing price for the Company’s stock on July 4, 2006.

Spur Ventures Inc. aims to be the premier integrated fertilizer manufacturer in China, with plans to produce up to one million tonnes per year of high -quality NPK fertilizer for domestic consumption in the central province of Hubei, China. These expansion plans include the development of the largest phosphate deposit in China, located near Yichang City.

For further information, please contact Dr. Robert Rennie at 604-689-5564 or Mr. Michael Kuta at 604-697-6201.

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
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